

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

Via E-Mail
Mr. David M. Brain
President and Chief Executive Officer
Entertainment Properties Trust
909 Walnut Street, Suite 200
Kansas City, MO 64106

   RE: **Entertainment Properties Trust**
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed February 24, 2012
      File No. 1-13561

Dear Mr. Brain:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. In future Exchange Act periodic reports, please expand your disclosure to discuss the relationship between rents on leases that expired in the current reporting period and rents on executed renewals.

2. In future Exchange Act periodic reports, please disclose historical trends in your average market rents. When discussing average rent, please include the impact of concessions, such as free rent, and tenant expense reimbursements.

3.   In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify material changes in quality.

Overview, page 26

4.   We note you have not included disclosure regarding net operating income (NOI) or same store NOI. Please advise us whether management views NOI or same store NOI as a key performance indicator. We may have further comment.

Results of Operations

Year Ended December 31, 2011 compared to year ended December 31, 2010, page 43

5.   We note that, during the last fiscal year, rental revenues increased primarily from recently completed acquisitions and base rent increases on existing properties. To the extent practicable, please expand your disclosure in future Exchange Act periodic reports to quantify separately rent increases that are attributable to acquisitions and base rents on existing properties.

6.   In future Exchange Act periodic reports, please discuss leasing results for the prior period including the amount of new and renewed leases. Also include balancing disclosure regarding leasing commissions, tenant concessions and tenant improvement costs, if applicable. Please provide such disclosure on a square footage basis.

Liquidity and Capital Resources

Mortgage Debt, Credit Facilities and Term Loan, page 47

7.   We note your disclosure regarding "customary" financial covenants and cross-defaults that may materially restrict your financing flexibility. In future Exchange Act periodic reports, please specifically identify any financial covenants that may materially restrict your financing flexibility. In addition, please confirm that to the extent you are at risk of breaching such covenant you will disclose the actual ratio calculations in your Exchange Act periodic reports.

8.   In future filings, please revise to include an analysis of your capital expenditures by disclosing total capital expenditures for new development, redevelopment/renovations, and other capital expenditures by year. Disclose the types and amounts of other capital expenditures including interest, payroll, and other G&A. In addition, please provide a

narrative discussion of significant changes in capital expenditures from year to year and expectations for the future.

Note 8. Cappelli Litigation and Sullivan County Planned Casino and Resort Development, page 78

9.   Please clarify to us how you determined the fair values of the option for purchase for Concord resort, the capital lease obligation assumed, and the New Roc non-controlling interest received.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions on the financial statements or related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551- 3473 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief